================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 BACOU USA, INC.
                              (NAME OF THE ISSUER)
                                 BACOU USA, INC.
                                   BACOU S.A.
                          ENGINEERING HENRI BACOU S.A.
                                CHRISTOPHE BACOU
                             JACQUELINE MAGGI BACOU
                                 PHILIPPE BACOU
                                VERONIQUE MIRABEL
                              CHRISTIAN DALLOZ S.A.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    056439102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

BACOU USA, INC.       BACOU S.A.              ENGINEERING HENRI       CHRISTOPHE BACOU
10 THURBER BOULEVARD  Z.I. PARIS NORD II      BACOU S.A.              38 ROUTE DE SENLIS
SMITHFIELD, RHODE     13, RUE DE LA PERDRIX   Z.I. PARIS NORD II      60520 TRIERS SUR
ISLAND  02917         93290 TREMBLAY, FRANCE  13, RUE DE LA PERDRIX   TREVE, FRANCE
TELEPHONE:            TELEPHONE:              93290 TREMBLAY, FRANCE  TELEPHONE:
401-233-0333          011-33-1-49-90-70-00    TELEPHONE:              011-33-1-49-90-70-82
                                              011-33-1-49-90-70-00

JACQUELINE MAGGI BACOU  PHILIPPE BACOU        VERONIQUE MIRABEL       CHRISTIAN DALLOZ S.A.
3 CHEMIN DE TOURRONDE   6 RUE DES CHANDRONS   23 RUE DES DEVEZES      63 BIS, BOULEVARD
1009 PULLY VD,          60810 MONTEPILLOY,    34740 VENDARGUES,       BRESSIERES
SWITZERLAND             FRANCE                FRANCE                  75017 PARIS, FRANCE
TELEPHONE:              TELEPHONE:            TELEPHONE:              TELEPHONE:
011-33-1-49-90-70-00    011-33-49-90-70-01    011-33-1-49-90-70-00    011-33-1-53-11-19-00

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


                                 WITH COPIES TO:

         TIMOTHY B. GOODELL, ESQ.       RONALD CAMI, ESQ.
         GREGORY PRYOR, ESQ.            CRAVATH, SWAINE & MOORE
         WHITE & CASE LLP               WORLDWIDE PLAZA
         1155 AVENUE OF THE AMERICAS    825 EIGHTH AVENUE
         NEW YORK, NEW YORK 10036       NEW YORK, NEW YORK  10019
         TELEPHONE: (212) 819-8200      TELEPHONE: (212) 474-1000

                            ---------------------


This statement is filed in connection with (check the appropriate box):
   a. |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.
   b. |_|   The filing of a registration statement under the Securities Act of
            1933.
   c. |_|   A tender offer.
   d. |_|   None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            ---------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
              $515,615,085                              $103,123
--------------------------------------------------------------------------------


*The transaction valuation was based upon the sum of (a) the product of 17,681,665 Common Stock and the merger consideration of $28.50 per share and (b) the difference between $28.50 and the exercise price per share of Common Stock of each of the 962,700 shares covered by outstanding options.

------------------------------------------------------------------------------
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: $103,123            Filing Party:  Bacou USA, Inc.
      Form or Registration No.: Schedule 14C      Date Filed:    June 14, 2001

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Bacou USA, Inc., a Delaware corporation ("Bacou USA"), Bacou S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France, Engineering Henri Bacou S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France ("Engineering Henri Bacou"), Christophe Bacou, an individual of French nationality, Jacqueline Maggi Bacou, an individual of French nationality Philippe Bacou, an individual of French nationality, Veronique Mirabel, an individual of French nationality, and Christian Dalloz S.A., a societe anonyme duly incorporated and legally existing under the laws of the Republic of France ("Christian Dalloz"), in connection with the Agreement and Plan of Merger, dated May 29, 2001 (the "Merger Agreement"), among Christian Dalloz, Daniel U. S. Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Christian Dalloz ("Daniel U. S. Sub") and Bacou USA. At the effective time of the merger contemplated by the Merger Agreement, Daniel U. S. Sub will merge with and into Bacou USA (the "Merger"), and each outstanding share of common stock, par value $.001 per share of Bacou USA (the "Common Stock"), other than shares of Common Stock held by any subsidiary of Bacou USA, held in Bacou USA's treasury, held by Christian Dalloz or any subsidiary of Christian Dalloz, held by Bacou S.A. or any subsidiary of Bacou S.A., or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $28.50 in cash without interest, reduced by applicable withholding tax.

      Concurrently with the filing of this Schedule 13E-3, Bacou USA is filing a preliminary information statement (the "Information Statement") pursuant to
Section 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in which Bacou USA is providing information to stockholders of Bacou USA, other than Bacou S.A., in connection with the Merger. The information set forth in the Information Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

ITEM 1.  SUMMARY TERM SHEET

The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a) The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET-The Parties to the Merger" is incorporated herein by reference. Bacou USA is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

(b) As of June 13, 2001, there were 17,681,665 shares of Common Stock of Bacou USA outstanding.

(c) The information set forth in the Information Statement under the caption "INTRODUCTION-Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the caption "INTRODUCTION-Dividends" is incorporated herein by reference.

(e)       Not applicable.

(f) The information set forth in the Information Statement under the caption "OTHER MATTERS-Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a)-(c) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-The Parties to the Merger" and "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions" are incorporated herein by reference.

      During the last five years, none of Bacou USA, Bacou S.A., Engineering Henri Bacou, Jacqueline Maggi Bacou, Christophe Bacou, Philippe Bacou, Veronique Mirabel or Christian Dalloz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

      DIRECTORS AND EXECUTIVE OFFICERS OF BACOU USA. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Bacou USA. Each person identified below is a United States citizen, except for Philippe Bacou and Christophe Bacou, who are citizens of the Republic of France, and Walter Stepan, who is a citizen of the Federal Republic of Germany. Unless indicated otherwise, each person's principal business address is 10 Thurber Boulevard, Smithfield, Rhode Island 02917.


NAME                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
----                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
                                         --------------------------------------------------
Philippe Bacou                           Director of Bacou USA since 1994;
                                         Co-Chairman of the Board since May
                                         1999, Chairman, President and Chief
                                         Executive Officer of Bacou S.A. since
                                         July 1996; previously Executive Vice
                                         President of Bacou USA, since 1993;
                                         Chief Financial Officer and Vice
                                         President Finance of Bacou S.A. since
                                         1985; Director of Bacou S.A. since
                                         1985. Mr. Philippe Bacou's principal
                                         business address is Zone Industrielle
                                         Paris Nord II, 13, rue de la Perdix
                                         P.B. 50398, 95943 Roissy
                                         Charles-de-Gaulle Cedex, France.

Walter Stepan                            Director of Bacou USA since 1994;
                                         Co-Chairman since May 1999, President
                                         and Chief Executive Officer from July
                                         1994 to December 1999; Chairman of the
                                         following subsidiaries: Bacou USA
                                         Safety, Inc. ("Bacou Safety"); Titmus
                                         Optical, Inc.; Perfect Fit Glove Co.,
                                         LLC ("PFG"). Formerly, Chairman of Uvex
                                         Safety Manufacturing, Inc. ("USM") and
                                         SCHAS Industries, Inc. ("SCHAS"),
                                         predecessor of SCHAS Industries, LLC.
                                         Also a director of Bacou S.A., Bacou
                                         Industrial & Trading (Shanghai) Co.,
                                         Ltd. (an affiliate of Bacou S.A.),
                                         Uvex Safety Australia Pty Ltd.
                                         ("UXA"), Uvex (UK) Limited ("Uvex UK");
                                         formerly Director of Uvex Winter
                                         Optical, Inc. ("UWI") and Uvex Sports,
                                         Inc. ("USI"). UXA and Uvex UK are
                                         corporate entities in each of which
                                         Uvex Arbeitsschutz GmbH ("Uvex
                                         Germany") is majority shareholder and
                                         Bacou USA and Bacou International
                                         B.V., an affiliate of Bacou S.A., are
                                         equal minority shareholders. UWI and
                                         USI are affiliates of Uvex Germany.

Philip B. Barr                           Director of Bacou USA since 1995;
                                         Director and Chief Executive Officer
                                         since January 2000; previously Chief
                                         Operating Officer from February 1999 to
                                         December 1999; Executive Vice President
                                         from October 1996 to December 1999;
                                         Vice President from August 1995 to
                                         October 1996; Chief Financial Officer
                                         and Secretary from August 1995 to May
                                         1999; Vice Chairman of PFG (including
                                         its predecessor Perfect Fit Glove Co.,
                                         Inc.) since April 1999; Chairman of USM
                                         and SCHAS since January 2000; Secretary
                                         and Treasurer of Bacou Safety from
                                         December 1997 to May 1999; Vice
                                         Chairman of USM from December 1997 to
                                         December 1999; Vice Chairman of SCHAS
                                         from April 1999 to December 1999.

Christophe Bacou                         Director of Bacou USA since 1996; Vice
                                         President of Bacou S.A.; previously
                                         Marketing Manager of two subsidiaries
                                         of Bacou S.A.; employed by affiliates
                                         of Bacou S.A. since 1990. Also,
                                         Director of Bacou S.A. Mr. Christophe
                                         Bacou's principal business address is

NAME                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
----                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
                                         --------------------------------------------------
                                         Zone Industrielle Paris Nord II, 13,
                                         rue de la Perdix P.B. 50398, 95943
                                         Roissy Charles-de-Gaulle Cedex, France.

Karl F. Ericson                          Director of Bacou USA since 1996;
                                         independent business consultant since
                                         1990. Partner with Peat Marwick
                                         Mitchell & Co., predecessor to KPMG
                                         LLP, from 1970 to 1990. Also, Director
                                         of Bank Rhode Island. Mr. Ericson's
                                         principal business address is 182
                                         Waterman Street, Providence, Rhode
                                         Island 02903.

Howard S. Leight                         Director of Bacou USA since 1998;
                                         founder of Howard S. Leight &
                                         Associates, Inc. (d/b/a Howard Leight
                                         Industries); President and sole
                                         stockholder of Howard Leight Industries
                                         from 1984 until February 1998.
                                         Consultant to Bacou Safety since
                                         February 1998. Director of Howard
                                         Leight Enterprises, Inc. n/k/a
                                         Continental Polymers, Inc., since 1997.
                                         Mr. Leight's principal business address
                                         is 13101 Washington Boulevard, Suite
                                         134, Los Angeles, California 90066.

Alfred J. Verrecchia                     Director of Bacou USA since 1999;
                                         President and Chief Operating
                                         Officer, Hasbro, Inc. from 2000 to
                                         present; Executive Vice President,
                                         Global Operations, Hasbro, Inc. from
                                         1996 to 2000; Chief Financial
                                         Officer since 1999; previously Chief
                                         Operating Officer, Domestic Toy
                                         Operations from 1990 to 1996;
                                         Director, Hasbro, Inc.; Director,
                                         Old Stone Corporation. Mr.
                                         Verrecchia's principal business
                                         address is c/o Hasbro, Inc., 1027
                                         Newport Avenue, Pawtucket, Rhode
                                         Island, 02862.

Alan H. Bennett                          Chief Operating Officer of Bacou USA
                                         since January 2000; Executive Vice
                                         President of Bacou USA Safety, Inc.
                                         ("Bacou Safety") from February 1999 to
                                         December 1999 and has served as
                                         President and Chief Executive Officer
                                         since January 2000; Chief Operating
                                         Officer of PFG, Platinum Protective
                                         Products, Inc., SCHAS and Titmus
                                         Optical, Inc. and as President and
                                         Chief Executive Officer of USM;
                                         previously a business consultant from
                                         1995 to 1998 and served as President of
                                         Safety Supply America division of
                                         Figgie International from 1989 to 1994.

Adrien W. Hebert                         Vice President-Finance and Chief
                                         Financial Officer since May 1999; Mr.
                                         Hebert served as Vice President-Finance
                                         and Corporate Controller from May 1998
                                         until May 1999; Manager of Corporate
                                         Development of Bacou USA from April
                                         1997 to May 1998 and Financial
                                         Consultant to Bacou USA from November
                                         1996 until April 1997; previously, Mr.
                                         Hebert was Vice President and Chief
                                         Financial Officer of Encon Systems,
                                         Inc.


NAME                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
----                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
                                         --------------------------------------------------

                                         from 1991 until 1996.

John F. Burt, Jr.                        Executive Vice President of Bacou Safety
                                         from May 1998 until April 30, 2001; founded
                                         Biosystems, Inc. in 1981 and served as
                                         President of that company until its merger
                                         into Bacou Safety in March 1998 and as President
                                         of the Biosystems division of Bacou Safety
                                         from March 1998 until April 30, 2001, and since
                                         that time as Founder. Mr. Burt's principal
                                         business address is c/o Biosystems, 651 South
                                         Main Street, Middletown, Connecticut 06457.


      To the knowledge of Bacou USA, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

      DIRECTORS AND EXECUTIVE OFFICERS OF BACOU S.A. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Bacou S.A. Each person identified below is a citizen of the Republic of France, except for Walter Stepan who is a citizen of the Federal Republic of Germany. Unless indicated otherwise, each person's principal business address is c/o Bacou S.A., Z.I. Paris Nord II, 13, rue de la Perdrix, 93290 Tremblay, France.


                                         PRESENT PRINCIPAL OCCUPATION OR
NAME                                     EMPLOYMENT AND MATERIAL POSITIONS HELD
----                                     DURING THE PAST FIVE YEARS
                                         --------------------------

Guy Hedouin                              Director and executive officer
                                         of Bacou S.A.

Christophe Bacou                         The information set forth in this
                                         item under the caption "Directors and
                                         Executive Officers of Bacou USA" is
                                         incorporated herein by reference.

Rene Duvert                              Director of Bacou S.A.

Walter Stepan                            The information set forth in this
                                         item under the caption "Directors and
                                         Executive Officers of Bacou USA" is
                                         incorporated herein by reference.

Howard Leight                            Director of Bacou S.A. The information
                                         set forth in this item under the
                                         caption "Directors and Executive
                                         Officers of Bacou USA" is incorporated
                                         herein by reference.

Philippe Bacou                           The information set forth in this
                                         item under the caption "Directors and
                                         Executive Officers of Bacou USA" is
                                         incorporated herein by reference.

      To the knowledge of Bacou S.A., during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

DIRECTORS AND EXECUTIVE OFFICERS OF ENGINEERING HENRI BACOU. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Engineering Henri Bacou. Each person identified below is a citizen of the Republic of France. Unless indicated otherwise, each person's principal business address is c/o Engineering Henri Bacou, Z.I. Paris Nord II, 13, rue de la Perdrix, 93290 Tremblay, France.


                                         PRESENT   PRINCIPAL   OCCUPATION   OR
NAME                                     EMPLOYMENT AND MATERIAL POSITIONS HELD
----                                     DURING THE PAST FIVE YEARS
                                         --------------------------

Veronique Bacou                          Director and executive officer of
                                         Engineering Henri Bacou.

Jacqueline Maggi Bacou                   Director and executive officer
                                         of Engineering Henri Bacou. Managing
                                         Director of Guanne Protection
                                         until November 2000.

Christophe Bacou                         The information set forth in this
                                         item under the caption "Directors and
                                         Executive Officers of Bacou USA" is
                                         incorporated herein by reference.

Philippe Bacou                           The information set forth in this
                                         item under the caption "Directors and
                                         Executive Officers of Bacou USA" is
                                         incorporated herein by reference.

      To the knowledge of Engineering Henri Bacou, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

      DIRECTORS AND EXECUTIVE OFFICERS OF CHRISTIAN DALLOZ. Set forth below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Christian Dalloz. Each person identified below is a citizen of the Republic of France, except for Donald McCroskey, Joe Reimer, Jerry McGurkin, Rod Fogelman, and Julius Tilley, who are citizens of the United States. Unless indicated otherwise, each person's principal address is 63 bis, Boulevard Bressieres 75017 Paris, France.

                                         PRESENT   PRINCIPAL   OCCUPATION   OR
Name                                     EMPLOYMENT AND MATERIAL POSITIONS HELD
----                                     DURING THE PAST FIVE YEARS
-------------------------------------------------------------------------------
Mr. Philippe Alfroid                     Chairman of Christian Dalloz SA
                                         since July 1992. Director of Christian
                                         Dalloz SA since April 1991.
                                         Mr. Alfroid's principal business
                                         address is
                                         c/o Essilor International
                                         147 rue de Paris
                                         Charenton-Le-Pont
                                         94220, France

--------------------------------------------------------------------------------

Mr. Claude-Henri Balleyguier             Director and Chief Executive Officer of
                                         Christian Dalloz SA since September
                                         1999; President, Europe, Tektronix
                                         from 1996 to 1998. Mr. Balleyguier's
                                         principal business address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603-0622

--------------------------------------------------------------------------------

Ms. Ginette Dalloz                       General Manager of Christian Dalloz
                                         SA since July 1992; Director of
                                         Christian Dalloz SA since April 1983.

--------------------------------------------------------------------------------

Financiere Christian Dalloz              Director of Christian Dalloz SA since
(represented by Jean-Claude              June 1992. Mr. Dalloz' principal
Boisset)                                 business address is Financiere
                                         Christian Dalloz
                                         147 rue de Paris
                                         Charenton-Le-Pont
                                         94220, France

--------------------------------------------------------------------------------

Mr. Gerard Cottet                        Director of Christian Dalloz SA
                                         since July 1992.
--------------------------------------------------------------------------------

Mr. Francois Faiveley                    Director of Christian Dalloz SA;
                                         Chairman and Chief Executive Officer,
                                         Francois Faiveley Participations and
                                         Financiere Faiveley C.V.V.B.,
                                         S.B.E.V.; Manager, Faiveley Freres,
                                         Cosodec.

--------------------------------------------------------------------------------

Mr. Donald McCroskey                     Director of Christian Dalloz SA
                                         since May 1996.

--------------------------------------------------------------------------------

Mr. Joe Reimer                           President of Fall Protection Division
                                         and MBU America; with Christian
                                         Dalloz since February 1981.
                                         Mr. Reimer's principal business
                                         address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603

--------------------------------------------------------------------------------

Mr. Jerry McGurkin                       Senior Vice President and General
                                         Manager, MBU Australia, PBU Hearing
                                         and Respiratory; with Christian
                                         Dalloz since September 1995.
                                         Mr. McGurkin's principal
                                         business address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603

--------------------------------------------------------------------------------

                                      -7-

                                         PRESENT   PRINCIPAL   OCCUPATION   OR
Name                                     EMPLOYMENT AND MATERIAL POSITIONS HELD
----                                     DURING THE PAST FIVE YEARS
-------------------------------------------------------------------------------
Mr. Herve Meillat                        President, Eyewear Group; with
                                         Christian Dalloz since August 1998.
                                         Mr. Meillat's principal
                                         business address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603-0622

--------------------------------------------------------------------------------

Mr. Pascal Ode                           Senior Vice President and General
                                         Manager, MBU Europe and Asia, since
                                         July 2000; General Manager, France
                                         and Segment Manager, Smart Cards,
                                         Europe, Philips Semi-Conductors,
                                         from 1997 to 2000; Marketing
                                         Director, Europe, Schneider
                                         Electric, SA, from 1992 to 1997.

--------------------------------------------------------------------------------

Mr. Brice de la Morandiere               Chief Financial Officer since June
                                         1998; Finance Director, Carnaud
                                         Metalbox, from February 1996 to June
                                         1998. Mr. de la Morandiere's principal
                                         business address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603-0622

--------------------------------------------------------------------------------

Mr. Rod Fogelman                         Senior Vice President, Human Resources;
                                         with Christian Dalloz since October
                                         1975. Mr. Fogelman's principal
                                         business address is
                                         c/o Dalloz Safety, Inc.
                                         2nd & Washington Streets
                                         P.O. Box 622
                                         Reading, PA 19603-0622

--------------------------------------------------------------------------------

Mr. Julius Tilley                        Chief Information Officer since
                                         August 1998; Principal Consultant,
                                         Price Waterhouse, LLP, from January
                                         to July 1998; Information Services
                                         Operations Manager, OKIDATA
                                         Corporation, from May 1995 to
                                         December 1997. Mr. Tilley's
                                         principal business address is
                                         Christian Dalloz IT Center,
                                         Chadds Ford Business Campus
                                         Brandywine Two,
                                         Chadds Ford, PA 19317-9868

--------------------------------------------------------------------------------

      To the knowledge of Christian Dalloz, during the last five years none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

      PHILIPPE BACOU. The information set forth in this item under the caption "Directors and Eexecutive Officers of Bacou USA" is incorporated herein by reference.

      JACQUELINE MAGGI BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Engineering Henri Bacou" is incorporated herein by reference.

      CHRISTOPHE BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Bacou USA" is incorporated herein by reference.

      VERONIQUE BACOU. The information set forth in this item under the caption "Directors and Executive Officers of Engineering Henri Bacou" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

(a)(l)      Not applicable.

(a)(2)(i) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "INTRODUCTION" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SPECIAL FACTORS-Reasons for the Approvals by the Oversight Committee and our Board of Directors" and "SPECIAL FACTORS-Christian Dalloz's Reasons for the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Our Majority Stockholder; No Further Stockholder Approval Required" and "SPECIAL FACTORS-Our Majority Stockholder; No Further Stockholder Approval Required" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET" and "THE MERGER-The Merger Agreement-Consideration to be Received by the Stockholders" is incorporated herein by reference.

(a)(2)(vi) The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET-Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Material U.S. Federal Income Tax Consequences" and "SPECIAL FACTORS-Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Our Majority Stockholder; No Further Stockholder Approval Required", "INTRODUCTION", "SPECIAL FACTORS-Our Majority Stockholder; No Further Stockholder Approval Required" and "THE MERGER-Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Appraisal Rights " and "THE MERGER-Appraisal Rights" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the caption "OTHER MATTERS-Provisions for Unaffiliated Stockholders" is incorporated herein by reference.

(f)         Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Interests of Certain Parties in the Merger and Related Acquisition Transactions; Potential Conflicts of Interest",
       "THE MERGER-The Merger Agreement" and "OTHER MATTERS-Information Incorporated by Reference" is incorporated herein by reference.

(a)(2) The information set forth in the Information Statement under the caption "SPECIAL FACTORS-Interests of Certain Parties in the Merger and Related Transactions; Potential Conflicts of Interest" is incorporated herein by reference.

(b)-(c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Combination of the Bacou Group and Christian Dalloz", "SUMMARY TERM SHEET-Our Majority Stockholder; No Further Stockholder Approval Required", "SUMMARY TERM SHEET-Interests of Certain Parties in the Merger and Related Acquisition Transactions; Potential Conflicts of Interest", "INTRODUCTION", "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS-Our Majority Stockholder; No Further Stockholder Approval Required", "SPECIAL FACTORS-Interests of Certain Parties in the Merger and Related Transactions; Potential Conflicts of Interest", "THE MERGER-The Merger Agreement" and "THE MERGER-The Stockholder Agreement" is incorporated herein by reference. The information set forth in Exhibit (d) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS-Purpose and Structure of the Merger", "SPECIAL FACTORS-Certain Effects of the Merger" and "THE MERGER-The Merger Agreement-Consideration to be Received by the Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Effects of the Merger", "SPECIAL FACTORS-Certain Effects of the Merger", "SPECIAL FACTORS-Plans for Bacou USA after the Merger" and "SPECIAL FACTORS-Interest of Certain Parties in the Merger and Related Transactions; Potential Conflicts of Interest" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Information Statement under the captions "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions" and "SPECIAL FACTORS-Purpose and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS-Opinion of UBS Warburg LLC", "SPECIAL FACTORS-Reasons for the Approvals by the Oversight Committee and our Board of Directors" and "SPECIAL FACTORS-Purpose and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Approval of the Oversight Committee and our Board of Directors", "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS-Opinion of UBS Warburg LLC", "SPECIAL FACTORS-Reasons for the Approvals by the Oversight Committee and our Board of Directors", "SPECIAL FACTORS-Christian Dalloz's Reasons for the Merger" and "SPECIAL FACTORS-Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Effects of the Merger", "SUMMARY TERM SHEET-Interests of Certain Parties in the Merger and Related Acquisition Transactions; Potential Conflicts of Interest", "SUMMARY TERM SHEET-Material U.S. Federal Income Tax Consequences", "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS-Opinion of
      UBS Warburg LLC", "SPECIAL FACTORS-Purpose and Structure of the
      Merger", "SPECIAL FACTORS-Certain Effects of the Merger", "SPECIAL FACTORS-Plans for Bacou USA after the Merger", "SPECIAL FACTORS-Material U.S. Federal Income Tax Consequences of the

      Merger to our Stockholders" and "THE MERGER-The Merger Agreement" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

(a)-(f) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET-Approval of the Oversight Committee and our Board of Directors", "INTRODUCTION", "SPECIAL FACTORS-Our Majority Stockholder; No Further Stockholder Approval Required", "THE MERGER-The Merger Agreement", "SPECIAL FACTORS-Background of the Merger and the Related Acquisition Transactions", "SPECIAL FACTORS-Opinion of UBS Warburg LLC", "SPECIAL FACTORS-Reasons for the Approvals by the Oversight Committee and our Board of Directors", "SPECIAL FACTORS-Bacou USA's Position as to the Fairness of the Merger", "SPECIAL FACTORS-Bacou S.A.'s, Engineering Henri Bacou's and the Bacou Family's Positions as to the Fairness of the Merger" and "SPECIAL FACTORS-Christian Dalloz's Position as to the Fairness of the Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Opinion of UBS Warburg LLC", and "SPECIAL FACTORS-Opinion of UBS Warburg LLC" is incorporated herein by reference. The full text of the written opinion of UBS Warburg LLC, dated May 25, 2001, is attached to the Information Statement as Appendix B.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(d) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-The Merger Agreement-Financing of the Merger; Fees and Expenses of the Merger", "SPECIAL FACTORS-The Global Transaction-Financing of the Global Transaction" and "THE MERGER-Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES

(a) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "OTHER MATTERS-Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)(1)-(5) The information set forth in the Information Statement under the caption "OTHER MATTERS-Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Our Majority Stockholder; No Further Stockholder Approval Required", "INTRODUCTION", "SPECIAL FACTORS-Our Majority Stockholder; No Further Stockholder Approval Required" and "SPECIAL FACTORS-Bacou USA's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET-Approval of the Oversight Committee and our Board of Directors", "SPECIAL FACTORS-Reasons for the Approvals by the Oversight Committee and our Board of Directors", "SPECIAL FACTORS-Bacou USA's Position as to the Fairness of the Merger" and "SPECIAL FACTORS-Christian Dalloz's Reasons for the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The information set forth in the Information Statement under the captions "INTRODUCTION-Our Selected Consolidated Financial Information", "INTRODUCTION-Consolidated Ratios of Earnings to Fixed Charges and Book Value Per Share" and "OTHER MATTERS-Information Incorporated by Reference" is incorporated herein by reference.

(b)   Not applicable.

ITEM 14. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)   Not applicable.

(b) The information set forth in the Information Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER-Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

(b) The information set forth in the Information Statement and appendices thereto is incorporated by reference herein.

ITEM 16. EXHIBITS

(a)(1) Preliminary Information Statement of Bacou USA dated June 14, 2001 is incorporated by reference herein.

(a)(2) Agreement and Plan Of Merger dated as of May 29, 2001 among Christian Dalloz, Daniel U.S. Sub, Inc. and Bacou USA (attached as Appendix A to the Information Statement and incorporated by reference herein).

(c)(1) Opinion of UBS Warburg LLC, dated May 25, 2001 (attached as Appendix B to the Information Statement and incorporated by reference herein).

(c)(2) Materials presented by UBS Warburg LLC to the Oversight Committee on May 25, 2001.

(d) Company Stockholder Agreement, dated as of May 29, 2001, between Bacou S.A. and Dalloz.

(f) Section 262 of the Delaware General Corporation Law (attached as Appendix C to the Information Statement and incorporated by reference herein).

(g)     Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

                                       BACOU USA, INC.


                                       By: /s/ Philip Barr
                                          --------------------------------------
                                          Name:  Philip Barr
                                          Title: President and Chief Executive
                                                 Officer


                                       BACOU S.A.


                                       By: /s/ Philippe Bacou
                                          --------------------------------------
                                          Name:  Philippe Bacou
                                          Title: President and Chief Executive
                                                 Officer



                                       ENGINEERING HENRI BACOU S.A.



                                       By:  /s/ Philippe Bacou
                                          --------------------------------------
                                          Name:  Philippe Bacou
                                          Title: President and Chief Executive
                                                 Officer



                                       PHILIPPE BACOU


                                          /s/ Philippe Bacou
                                       -----------------------------------------




                                       CHRISTOPHE BACOU


                                          /s/ Christophe Bacou
                                       -----------------------------------------

                                       JACQUELINE MAGGI BACOU


                                          /s/ Jacqueline Maggi Bacou
                                       -----------------------------------------



                                       VERONIQUE MIRABEL


                                          /s/ Veronique Mirabel
                                       -----------------------------------------



                                       CHRISTIAN DALLOZ



                                       By: /s/ Philippe Alfroid
                                          ------------------------------------
                                          Name: Philippe Alfroid
                                          Title: President


Dated: June 14, 2001